                                                                    EXHIBIT 6(i)

Mr. John M. Bird
16025 Antietam Avenue
Baton Rouge, LA 70817

     In Re:  Offer of Employment

Dear Mr. Bird:

     This letter will spell out the terms upon which you are being offered full-time employment as the Vice President, Chief Marketing Officer of MD HealthShares Corporation and its subsidiaries and affiliates, including Patient's Choice, Inc. (collectively, the "Company") in accordance with the position description attached hereto. As one of only a few employees of this recently organized Company, some benefits being offered to you are necessarily subject to establishing and/or securing the appropriate employee benefit plans, programs and policies. Such policies are subject to a variety of federal and state laws and regulations, and those laws and regulations may require or warrant changes in or restructuring of some of the benefits outlined below. Consequently, while the Company contemplates providing you with the benefits as outlined, this offer of benefits is qualified and the benefits contingent upon a final decision to establish or secure the necessary employee benefits plans, programs, and policies and actual terms of such plans, programs and policies.

     The position reports to the Chief Executive Officer of the company and whose authority the position is subject to, and to whom the position is accountable. Your employment will be "at will" and nothing in this letter shall be construed as creating an employment contract or agreement with Company for any fixed term.

     Subject to the foregoing, your employment by the Company will include the following terms:
 .    Annual base salary of $100,000 payable biweekly while employed at the
     Company.

 .    Eligibility for an annual bonus of up to 25% of your base salary. The Bonus will be guaranteed for the first year, and will be paid to you on a quarterly basis. For subsequent years the annual bonus will be based upon targets to be set by mutual agreement between you and the Company.

 .    Restricted stock grants of the Company's Non-Voting Common Stock upon completion of 18, 36, 48, and 60 months of satisfactory employment, in the amounts of 1,000, 2,000, 2,000, and 3,000 respectively. Actual ownership in each restricted stock grant will vest at the rate of 1/3 per year pursuant to the attached step schedule. You will, however, be entitled to receive any dividends, income, or other ownership privileges from each restricted stock grant at the time of the grant.

     For example, upon the completion of 18 months of satisfactory employment service you will receive a grant of 1,000 shares. You will be given actual ownership of 333 at that time and be entitled to dividends, income or other ownership privileges in the remaining

     667 shares. One year following the date of the initial grant, you will be entitled to actual ownership of another 333 shares with the actual ownership of the final 334 shares provided two years following the date of the initial grant.

     The terms and conditions of your rights to and in any such Common Stock shall be set forth in a separate agreement or agreements which shall, among other things, outline any restrictions on the shares of Common Stock.

 .    A flexible Perk Program allowing you to direct an amount equal to five (5)
     percent of your annual base salary toward payment of an employee fringe benefit(s) of your choice (e.g. a car allowance). It is expressly understood that the establishment of the Flexible Perk Program shall be subject to and contingent upon an analysis of the relevant tax, ERISA and other legal and financial considerations.

 .    The Company will make a good faith effort to obtain a membership at the
     COUNTRY CLUB OF LOUISIANA, under which you will be allowed privileges for purposes of marketing the Company products and related activities.

 .    The Company will pay for family health benefits coverage through "Patients
     Choice", the Company's HMO subsidiary, or alternative health benefits coverage available to the Company's employees.

 .    The Company will pay for standard long-term disability insurance that will provide for salary continuation in an amount equal to 50% of your annual base salary at the time of disability. Eligibility for and duration of long-term disability benefits will be subject to the policy terms in force at the time of disability.

 .    The Company will pay for standard Group Term Life Insurance equal to (2)
     times your annual base salary ($30,000 guaranteed and the balance subject to underwriting). Benefits will be subject to the policy terms in force at the time of death.

 .    Participation in a defined contribution retirement plan based upon a percent of your base salary. Participation and benefits will be subject to the terms of the applicable plan documents in force at the time of retirement. It is expressly understood that establishment of such a defined contribution retirement plan shall be subject to and contingent upon an analysis of the relevant tax, ERISA, and other legal and financial considerations. The Company retains the right to amend, modify or terminate any such plan hereafter established in accordance with the terms of the plan document.

 .    You will be eligible for participation in the Company's retiree health program. Eligibility for, participation in, and benefits available will be subject to the terms of the applicable plan documents in force at the time of retirement. It is expressly understood that establishment of such a retiree health plan shall be subject to and contingent upon an analysis of relevant tax, ERISA, and other legal and financial considerations. The Company retains the right to amend, modify or terminate any such plan hereafter established in accordance with the terms of the plan document.

 .    Reasonable travel expenses will be reimbursed for travel on Company-related business upon submission of supporting documentation. Prior approval may be required on certain types or amounts defined by the Chief Executive
     Officer.

 .    You will be entitled to three weeks paid vacation annually.

 .    It is expressly understood and agreed that you are an at-will employee and that the Company has the right to terminate your employment at any time with or without stated or actual reason. In the event of termination of your employment relationship, you will be eligible for the following benefits:

     For Cause Termination. The Company may terminate your employment at any time for cause and such termination will be effective immediately. For the purposes of this paragraph "for cause" shall mean dishonest, fraudulent, or illegal acts, activity harmful to the reputation of the Company, conduct not in the best interest of the Company's good name, failure by employee to willfully perform his obligations under the terms of this agreement, a violation of any statutory or common law duty of the Company. If you are terminated "for cause", you will be entitled to payment of any accrued salary and benefits through the date of termination and an additional lump-sum payment of one month's base salary. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within 90 days of the date of termination.

     Termination for the Company's Convenience. The Company may, for its own convenience, terminate your employment at any time, without a "for cause" showing, by giving at least 30 days prior written notice. If your employment is terminated for the Company's Convenience, you will be entitled to payment of any accrued salary and benefits through the date of termination. In addition, you will be paid an additional six (6) months of base salary (no benefits except those required by law) as severance. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within 90 days of the date of termination.

     Voluntary Termination. You may terminate your employment with the Company at any time, for any reason, by giving the Company at least thirty (30) days prior written notice. If you terminate your employment, you will be entitled to payment of the accrued salary and benefits through the date of termination. You will be eligible for no additional severance payments. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within 90 days of the date of termination.

     You, stipulate and agree that you shall not, during or after termination of your employment by the Company , disclose or communicate any information or knowledge of a confidential nature relating to the Company or its shareholders, directors, officers, employees, healthcare providers, members or enrollees, the Company's trade or business secrets, or any information in respect of which the Company owes an obligation of confidence to any third party (i.e. any person, firm or corporation not affiliated with the Company) or in any manner use any such information or knowledge other than for the benefit of the Company. All information, data, computer software and all documents or records, in whatever form, relating to the Company's business shall be regarded as confidential. Such information, knowledge and materials shall be used only in the proper course of employment by the Company and shall neither be removed from the premises nor disclosed or communicated to persons not employed by the company without the written consent of an officer of the Company. All documents, files, records, lists, notes, memoranda, magnetic computer media and other records of information or work carried out in the Company's employment belong solely to the Company and shall be returned to the Company before or immediately upon termination of employment.

     This agreement shall become and be effective on and as of the First day of November, 1997, or such later date as you assume the actual performance of duties for the Company under this agreement; provided, however, that this agreement shall be legally binding on the parties hereto on the date on which it has been signed by you and the Company.

     Please acknowledge your understanding of and agreement to these terms and conditions by signing the letter where indicated below. This offer will be rescinded if MD HealthShares is not notified of your decision within seven (7) days from the date of this letter. We look forward to your joining the MD HealthShares team as we move forward.

Sincerely,
MD HEALTHSHARES CORPORATION

By: ________________________
James A. White, M.D.
Chairman, Board of Directors

Acceptance:
____________________________

Signature Date: ___________